

# AiPEXAR

## An AI Powered US Equity Adjusted Total Return Index

# Monthly Performance Report - June 2024

## About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

## Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

## Index Overview

| | |
|---|---|
| Website | http://aipexar.gbm.hsbc.com/AiPEXAR.html |
| Bloomberg Ticker | AIPEXAR Index |
| Geographical Focus | United States |
| Launch Date | 7/14/2021 |
| Type of Return | Adjusted Return |
| Index Sponsor | EquBot, Inc. |
| Index Calculation Agent | Solactive AG |
| Adjustment Factor | 5.0% per year |

## Index Performance: Historical & Simulated*

Index returns as of 6/28/2024

| | |
|---|---|
| YTD | 11.54% |
| 1Y | 16.35% |
| 3Y | 5.15% |
| 5Y | 48.77% |
| 10Y | 151.78% |
| 10Y Volatility | 18.09% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 6/28/2024

## Top 10 Holdings: As of 6/28/2024

| | Index Weight(%) | Sector |
|---|---|---|
| MICROSOFT CORP | 4.07% | Technology Services |
| APPLE INC | 3.56% | Electronic Technology |
| NVIDIA CORP | 3.56% | Electronic Technology |
| AMAZON.COM INC | 3.21% | Retail Trade |
| META PLATFORMS INC | 3.06% | Technology Services |
| ALPHABET INC-CL A | 2.84% | Technology Services |
| APPLIED MATERIALS INC | 2.15% | Producer Manufacturing |
| NETFLIX INC | 1.78% | Technology Services |
| TESLA INC | 1.38% | Consumer Durables |
| ALPHABET INC C-SHARES | 1.31% | Technology Services |
| **Total** | **26.90%** | |

## Annual Index Performance: Historical & Simulated*

| 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 30.8% | 21.4% | 4.4% | 22.2% | 37.6% | 21.0% | 2.7% | 10.6% | 22.3% | -5.5% | 28.0% | 14.2% | 20.6% | -24.3% | 17.7% |

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 6/28/2024

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
July 01, 2024

## Top 10 Sector Allocations



| Sector | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Commercial Services | 2.83% | 2.66% |
| Consumer Non-Durables | 4.31% | 3.97% |
| Consumer Services | 3.73% | 3.03% |
| Electronic Technology | 16.61% | 20.45% |
| Energy Minerals | 2.43% | 3.00% |
| Finance | 12.73% | 12.36% |
| Health Technology | 8.78% | 9.15% |
| Producer Manufacturing | 5.84% | 4.01% |
| Retail Trade | 8.34% | 7.64% |
| Technology Services | 22.93% | 20.51% |

■ Portfolio    ■ Solactive US Large & Mid Cap Index

## Contributions to Return



| Sector | Portfolio | Solactive US Large & Mid Cap Index |
|---|---|---|
| Commercial Services | -0.04% | -0.04% |
| Consumer Non-Durables | -0.12% | -0.20% |
| Consumer Services | -0.14% | -0.20% |
| Electronic Technology | -4.11% | -3.20% |
| Energy Minerals | -0.08% | -0.08% |
| Finance | -0.04% | -0.04% |
| Health Technology | 0.24% | 0.18% |
| Producer Manufacturing | -0.03% | 0.11% |
| Retail Trade | 0.39% | 0.35% |
| Technology Services | 1.48% | 1.50% |

■ Portfolio    ■ Solactive US Large & Mid Cap Index

